Exhibit 12.4

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$134,110	$75,935	$103,756	$242,675	$105,006
Fixed charges less capitalized interest	218,680	216,318	229,458	239,844	231,934
Distributed income of equity investees	22,376	16,633	21,092	21,866	15,995
Equity in losses of equity investees for which charges arise from guarantees	—	—	(197)	(63)	(44)
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(448)	(127)	(152)	(273)	(3,069)
Total earnings	$374,718	$308,759	$353,957	$504,049	$349,822

Fixed charges (1):
Interest expense (2)	$218,680	$216,318	$229,458	$239,844	$231,934
Capitalized interest	2,222	2,302	4,153	7,246	5,837
Total fixed charges	$220,902	$218,620	$233,611	$247,090	$237,771

Ratio of earnings to fixed charges	1.70	1.41	1.52	2.04	1.47

(1)	The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.
(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

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